Business Results Third Quarter of Fiscal Year Ending March 31, 2017 MinebeaMitsumi Inc. February 13, 2017

Contents 1. Financial Results 2. Progress of Business with MITSUMI ELECTRIC

Financial Results Hiromi Yoda Director, Senior Managing Executive Officer

Summary of Consolidated Business Results for 1Q-3Q Minebea Businesses Sales & OP outperform target but down YoY due to stronger yen and sluggish smartphone market FY3/16 FY3/17 Change FY3/17 Nov. 2016 Forecast (Millions of yen) 1Q-3Q 1Q-3Q YoY Full Year Achievement Net sales 474,215 442,508 -6.7% 560,000 79.0% Operating income 42,901 34,715 -19.1% 45,000 77.1% Ordinary income 38,446 34,772 -9.6% 44,000 79.0% Income attributable to owners of the parent 29,584 24,912 -15.8% 26,500 94.0% Net income per share (yen) 79.10 66.46 -16.0% 70.69 94.0% Foreign FY3/16 FY3/17 exchange rates 1Q-3Q 1Q-3Q US$ ¥121.59 ¥106.92 Euro ¥133.88 ¥118.73 Thai Baht ¥3.51 ¥3.04 Chinese RMB ¥19.35 ¥16.06

Summary of Consolidated Business Results for 3Q Minebea Businesses Higher sales & OP QoQ due to seasonal uptick for smartphone components etc. (Millions of yen) FY3/16 FY3/17 Change 3Q 2Q 3Q YoY QoQ Net sales 178,661 154,844 167,375 -6.3% +8.1% Operating income 15,484 11,623 16,120 +4.1% +38.7% Ordinary income 15,120 11,659 15,857 +4.9% +36.0% Income attributable to owners of the parent 11,825 9,568 12,167 +2.9% +27.2% Net income per share (yen) 31.61 25.52 32.44 +2.6% +27.1% Foreign FY3/16 FY3/17 FY3/17 exchange rates 3Q 2Q 3Q US$ ¥121.23 ¥103.50 ¥106.13 Euro ¥132.56 ¥115.00 ¥116.04 Thai Baht ¥3.37 ¥2.97 ¥3.02 Chinese RMB ¥19.02 ¥15.52 ¥15.62

Net Sales Minebea Businesses Quarterly (Billions of yen) 99.5 117.0 145.4 138.7 127.4 168.2 178.7 135.6 120.3 154.8 167.4 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17

Operating Income Minebea Businesses Quarterly (Billions of yen) Operating Income Operating margin 10.5 14.2 19.1 16.3 12.5 14.9 15.5 8.5 7.0 11.6 16.1 10.6% 12.2% 13.1% 11.7% 9.8% 8.9% 8.7% 6.3% 5.8% 7.5% 9.6% 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17

Machined Components Minebea Businesses Quarterly Net sales (Billions of yen) Pivot assemblies Rod-ends/Fasteners Ball bearings 36.6 37.1 40.2 41.9 41.0 42.3 40.8 39.8 39.2 37.3 38.5 9.2 9.2 10.1 9.5 8.3 9.5 8.9 7.6 7.6 7.9 8.7 6.8 7.2 7.7 8.7 8.1 8.0 7.8 8.2 8.0 7.1 6.8 20.7 20.7 22.4 23.7 24.6 24.8 24.0 24.0 23.6 22.3 23.1 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17 Operating income (Billions of yen) Operating income Operating margin 26.1% 26.4% 25.1% 24.6% 24.3% 24.2% 26.0% 25.3% 26.5% 24.5% 24.7% 9.6 9.8 10.1 10.3 10.0 10.2 10.6 10.1 10.4 9.1 9.5 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17

Electronic Devices & Components Minebea Businesses Quarterly Net sales (Billions of yen) Other Sensing devices Electronic devices Motors 62.9 79.9 105.2 96.8 86.3 125.8 137.8 95.7 80.9 117.4 128.7 1.6 1.1 1.5 1.1 0.7 0.7 0.7 1.2 0.7 0.9 1.2 2.7 2.8 3.2 4.7 8.2 9.7 9.4 8.6 8.6 8.9 8.5 21.8 38.1 60.5 50.4 37.8 73.3 87.3 46.6 32.2 68.9 80.9 36.8 37.9 39.9 40.6 39.7 42.0 40.2 39.1 39.4 38.8 38.0 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17 Operating income (Billions of yen) Operating income Operating margin 5.1% 9.0% 11.1% 8.9% 6.5% 5.4% 5.5% 2.5% 0.5% 5.5% 7.3% 3.2 7.2 11.7 8.6 5.6 6.7 7.6 2.4 0.4 6.4 9.4 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17

Net Income Minebea Businesses Quarterly (Billions of yen) Net income Net income per share (yen) 6.8 11.0 13.2 8.9 10.1 7.7 11.8 6.8 3.2 9.6 12.2 18.3 29.4 35.2 23.8 26.9 20.6 31.6 18.2 8.5 25.5 32.4 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17

S.G. & A. Expenses

Minebea Businesses

Quarterly

(Billions of yen)



S.G. & A. expenses
S.G. & A. to sales ratio
13.8
14.9
15.4
15.9
17.0
18.3
18.4
18.1
17.4
18.7
17.4
13.8%
12.8%
10.6%
11.5%
13.3%
10.9%
10.3%
13.3%
14.5%
12.1%
10.4%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
FY3/15
FY3/16
FY3/17

February 13, 2017

11

MinebeaMitsumi
Passion to Create Value through Difference

Inventories Minebea Businesses Quarterly (Billions of yen) 67.4 78.1 89.6 92.2 94.5 118.1 126.7 103.0 87.0 96.4 96.7 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17

Capital Expenditure & Depreciation Minebea Businesses Yearly (Billions of yen) 27.3 20.8 27.3 19.6 43.7 20.8 20.7 23.7 37.6 28.8 43.9 34.8 22.3 20.9 31.0 28.0 Mar.'11 Mar.'12 Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17 1Q-3Q Mar.'17 Forecast (Forecast includes post-integrated Mitsumi Business) Capital Expenditure Depreciation & Amortization Expenses

Net Interest-Bearing Debt/Free Cash Flow Minebea Businesses Yearly (Billions of yen) *Net interest-bearing debt excludes 7.7 billion yen convertible bonds which was bought back in June 2016 and will be cancelled by the end of this fiscal year. 103.6 114.2 136.2 109.9 93.1 97.5 77.8 * 79.6 -4.2 -8.8 -14.8 24.2 24.5 -1.1 13.8 34.4 Mar.'11 Mar.'12 Mar.'13 Mar.'14 Mar.'15 Mar.'16 Mar.'17 1Q-3Q Mar.'17 Forecast Net interest-bearing debt Free cash flow (Forecast includes post-integrated Mitsumi Business)

Investment to expand ball bearing production capacity Monthly External Ball Bearing Shipment Volume (million units/month) Demand for high-end ball bearings continues to grow 122 137 145 155 163 171 179 180 FY FY FY FY 1Q 2Q 3Q FY3/18 3/13 3/14 3/15 3/16 FY3/17 Target o Internal sales of ball bearings mostly for HDD pivot assemblies recovered more than expected. Shipments surpass production for five months continuously since September last year, suppressing inventory below optimal level o Decided 8.0 billion yen investment originally planned in the next fiscal year, aiming at expanding ball bearing production capacity from current 255 million units per month to target 280 million units o Installing new production lines as well as investment aiming at de-bottlenecking the existing lines and improving productivity

Progress of Business Integration with MITSUMI ELECTRIC Yoshihisa Kainuma Representative Director, President and Chief Officer

Summary of MITSUMI ELECTRIC Results for 3Q Although profits dropped significantly YoY/QoQ... (Millions of yen) FY3/16 FY3/17 Change 3Q 2Q 3Q YoY QoQ Net sales 40,368 44,632 47,834 +7,466 +3,202 Operating income -2,020 -1,500 -9,303 -7,283 -7,803 Ordinary income -4,371 -2,243 -7,236 -2,865 -4,993 Income attributable to owners of the parent -4,772 -2,141 -26,718 -21,946 -24,577 Net income per share (yen) -58.76 -26.37 -329.00 -270.24 -302.63 Foreign FY3/16 FY3/17 FY3/17 exchange rates 3Q 2Q 3Q US$ ¥121.23 ¥103.50 ¥106.13

Inventory write-downs & impairment losses o MITSUMI ELECTRIC executed inventory evaluation in December quarter ahead of the business integration with former Minebea 12.3 billion yen inventory write-downs o 18.7 billion yen impairment losses Expecting 3 billion yen or more reduction in depreciation & amortization expenses in the next fiscal year

Summary of MITSUMI ELECTRIC Results for 3Q (adjusted) Big improvement in profits after adjustment, excluding Yen 12.3bn inventory write-downs and Yen 18.7bn impairment losses (Millions of yen) FY3/16 FY3/17 Change 3Q 2Q 3Q 3Q Adjusted YoY QoQ Net sales 40,368 44,632 47,834 47,834 +7,466 +3,202 Operating income -2,020 -1,500 -9,303 *1 3,033 +5,053 +4,533 Ordinary income -4,371 -2,243 -7,236 *1 5,100 +9,471 +7,343 Income before tax -4,360 -2,243 -25,913 *2 5,100 +9,460 +7,343 Foreign FY3/16 FY3/17 FY3/17 exchange rates 3Q 2Q 3Q US$ ¥121.23 ¥103.50 ¥106.13 *1: Excluding inventory write-downs *2: Excluding inventory write-downs and impairment losses

Operating Income (MITSUMI ELECTRIC) (Billions of yen) Operating income Operating margin Excluding Yen 12.3bn of inventory write-downs in 3Q 3.0 -3.3 0.9 2.9 0.5 -1.7 1.1 -2.0 -2.0 -3.5 -1.5 -9.3 -12.5% 2.2% 6.4% 1.2% -5.0% 2.3% -5.0% -5.1% -10.7% -3.4% 6.3% -19.4% 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY3/15 FY3/16 FY3/17 Adjusted OP hit Yen 3.0bn in 3Q excluding inventory write-down

Collaboration with MITSUMI - Improving productivity o Manufacturing support: Dispatched a cumulative total of 500 engineers from Minebea to MITSUMI to improve various mass production lines such as OIS, based on the business support agreement executed in August 2016 o Promoting the sharing of know-how within MITSUMI divisions and between MITSUMI operating sites Getting off to a good start for further productivity improvement!

Closing of share exchange o MITSUMI ELECTRIC was delisted from the Tokyo Stock Exchange on January 24, 2017. o Allotted approx. 48 million shares of MinebeaMitsumi to shareholders of MITSUMI in exchange for shares of MITSUMI on January 27, 2017 o Breakdown of share allotment: 20 million shares from treasury stock + approx. 28 million newly issued shares (Shareholders' equity is expected to increase by Yen 15.4 billion yen in correspondence to the difference between purchase cost and exchange price of treasury stock) o Company name changed from Minebea to MinebeaMitsumi that day, continuously listed on 1st Section of Tokyo Stock Exchange.

New Managements o Three executives newly assigned from former Minebea to MITSUMI, a wholly owned subsidiary Director, Chariman Yoshihisa Kainuma Representative Director, Vice President Ryozo Iwaya Director, Vice President Shuji Uehara o Four executives to be newly assigned from MITSUMI to the parent company, MinebeaMitsumi Representative Director, Vice Chairman Shigeru Moribe* Director, Managing Executive Officer Hiroshi Aso* Executive Officer Tadashi Adachi Executive Officer Katsuyuki Iwakuma *After the MinebeaMitsumi Inc. general shareholders' meetings to be held in June 2017

Forecast for Fiscal Year Ending March 31, 2017 Upward revision due to better-than-plan 9 months results and consolidation of MITSUMI ELECTRIC from January 27, 2017 (Millions of Yen) FY3/16 FY3/17 Full Year 1Q-3Q 4Q Forecast Full Year Revised Forecast YoY Full Year Nov. 16 Forecast Net sales 609,814 442,508 187,492 630,000 +3.3% 560,000 Operating income 51,438 34,715 13,285 48,000 -6.7% 45,000 Ordinary income 46,661 34,772 12,228 47,000 +0.7% 44,000 Income attributable to owners of the parent* 36,386 24,912 13,088 38,000 +4.4% 26,500 Net income per share (yen) 97.26 66.46 32.66 99.12 +1.9% 70.69 *FY3/17 forecast includes assumption of Y10.0bn negative goodwil, although not yet fixed, with regard to business integration. Foreign exchange rates FY3/16 Full Year FY3/17 1Q-3Q average FY3/17 4Q Assumption FY3/17 Full Year Assumption US$ ¥120.78 ¥106.92 ¥110.00 ¥107.69 Euro ¥132.75 ¥118.73 ¥120.00 ¥119.05 Thai Baht ¥3.46 ¥3.04 ¥3.14 ¥3.07 Chinese RMB ¥19.03 ¥16.06 ¥16.20 ¥16.09

Forecast for Business Segment (Millions of yen) FY3/16 Full Year FY3/17 1Q-3Q 4Q Forecast Full Year Revised Forecast YoY Full Year Nov. 16 Forecast Net sales 609,814 442,508 187,492 630,000 +3.3% 560,000 Machined components 163,811 114,990 41,410 156,400 -4.5% 151,200 Electronic devices and components 445,467 327,007 109,893 436,900 -1.9% 408,400 Mitsumi business - - 36,000 36,000 - - Other 536 510 191 700 +30.6% 400 Operating income 51,438 34,715 13,285 48,000 -6.7% 45,000 Machined components 40,854 29,035 10,165 39,200 -4.0% 38,100 Electronic devices and components 22,336 16,292 4,708 21,000 -6.0% 21,300 Mitsumi business - - 2,000 2,000 - - Other -124 -103 -97 -200 +161.3% -400 Adjustment -11,627 -10,508 -3,492 -14,000 +20.4% -14,000

Share buyback and year-end dividend forecast o Resolution of share buyback (February 13, 2017) Number of shares: Up to 12 million shares (equal to 2.82% of total issued shares excluding treasury shares) Amount: Up to 15.0 billion yen Period: From February 14, 2017 to September 22, 2017 Purpose: To address the dilution resulting from the increase in the number of issued and outstanding shares after the share exchange o Dividend forecast No revision to the year-end dividend forecast of 7 yen/share (annual 14 yen/share)

usiness Results MinebeaMitsumi Inc. http://www.minebeamitsumi.com/ Any statements in this presentation which are not historical are future projections based on certain assumptions and executive judgments drawn from currently available information. Please note that actual performance may vary significantly from any particular projection due to various factors. Factors affecting our actual performance include but are not limited to: (i) changes in economic conditions or demand trends related to MinebeaMitsumi's business operations; (ii) fluctuation of foreign exchange rates or interest rates; and (iii) our ability to continue R&D, manufacturing and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new products are launched continuously. All the information in this document is the property of MinebeaMitsumi Inc. All parties are prohibited, for whatever purpose, to copy, modify, reproduce, transmit, etc. this information regardless of ways and means without prior written permission of MinebeaMitsumi Inc.